Exhibit (a)(1)(vi)

PDL BIOPHARMA, INC.

SUPPLEMENT NO. 2 TO OFFERING MEMORANDUM

EXCHANGE OFFER FOR

ALL OUTSTANDING

2.875% CONVERTIBLE SENIOR NOTES DUE FEBRUARY 15, 2015

(CUSIP Nos. 69329YAB0 and 69329YAA2)

for new 2.875% Series 2011 Convertible Senior Notes due February 15, 2015 and Cash

This exchange offer will expire at 5:00 p.m., New York City time, on December 19, 2011, unless extended or earlier terminated.

On November 15, 2011, we commenced an offer to exchange any and all of our outstanding 2.875% Convertible Senior Notes due February 15, 2015, which we refer to herein as “old notes,” for our 2.875% Series 2011 Convertible Senior Notes due February 15, 2015, which we refer to herein as “new notes,” and a cash payment. This supplement amends and supplements the information previously provided in the offering memorandum dated November 15, 2011, as amended and supplemented by Supplement No. 1 to Offering Memorandum dated December 7, 2011 (the offering memorandum), to, among other things:

•	extend the expiration time by three business days from 5:00 p.m., New York City time, on December 14, 2011, to 5:00 p.m., New York City time, on December 19, 2011; and

•	correct the adjusted conversion rates for the old notes and, accordingly, the new notes.

You should read this supplement together with the offering memorandum, including the section of the offering memorandum entitled “Risk Factors.” However, to the extent that any information in the offering memorandum is inconsistent with the information set forth in this supplement, you should rely on the information in this supplement and not on the information in the offering memorandum. Terms used but not defined in this supplement have the meanings given to them in the offering memorandum.

You must make your own decision whether to tender old notes in the exchange offer, and, if so, the amount of old notes to tender. Neither we, the tender and paying agent, the information agent nor any other person is making any recommendation as to whether or not you should tender your old notes for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or these securities or determined if this supplement or the offering memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

Holders that have previously tendered (and not withdrawn) their old notes pursuant to the procedures set forth in the offering memorandum are not required to take any further action to receive the exchange offer consideration.

ALL INQUIRIES CONCERNING THIS EXCHANGE OFFER SHOULD BE DIRECTED TO THE INFORMATION AGENT, AS INDICATED ON THE BACK COVER OF THIS SUPPLEMENT.

THE DATE OF THIS SUPPLEMENT IS DECEMBER 12, 2011.

The expiration time of the exchange offer has been extended to 5:00 p.m., New York City time, on December 19, 2011, unless further extended or earlier terminated, and the anticipated settlement date has been extended to December 21, 2011. All references in the offering memorandum to the expiration time and the anticipated settlement date are hereby amended accordingly.

Effective December 9, 2011, the conversion rate for the old notes adjusted to 155.396 shares of common stock per $1,000 principal amount, reflecting a conversion price of approximately $6.44 per share, and thus these will be the conversion rate and conversion price for the new notes upon their issuance, subject to the adjustments described in the section of the offering memorandum “Description of New Notes.” All references in the offering memorandum to the conversion rate and conversion price are hereby amended accordingly.

The section “Incorporation of Certain Documents by Reference” of the offering memorandum is hereby amended and supplemented by adding the following reports to the third bullet point:

¡	Our current report on Form 8-K filed with the SEC on December 12, 2011; and

¡	Our current report on Form 8-K/A filed with the SEC on December 12, 2011.

The section “Description of New Notes—General” of the offering memorandum is hereby amended to revise in the first paragraph the principal amount outstanding as of September 30, 2011, of QHP PhaRMASM Senior Secured Notes due 2015 to $115,267,856.

The section “Description of New Notes—Adjustment to Conversion Rate Upon a Fundamental Change” of the offering memorandum is hereby amended by replacing the table and the paragraphs following the table with the following:

Effective Date of Fundamental Change	Stock Price
	$5.156	$6.061	$6.965	$7.870	$8.775	$9.679	$10.584	$11.488	$12.393
February 15, 2011	38.5447	22.3393	14.3013	10.5751	7.9319	6.2500	4.7399	3.7612	2.8449
February 15, 2012	38.5447	18.4654	9.9530	7.3597	5.5201	4.3498	3.2987	2.6176	1.9799
February 15, 2013	38.5447	14.5915	5.6046	4.1444	3.1084	2.4494	1.8575	1.4740	1.1149
February 15, 2014	38.5447	10.7175	1.2562	0.9289	0.6968	0.5490	0.4163	0.3304	0.2499
February 15, 2015	38.5447	9.5984	—	—	—	—	—	—	—

The stock prices and additional share amounts set forth above are based upon the corresponding figures in the indenture applicable to the old notes.

The exact stock price and conversion dates may not be set forth on the table; in which case, if the stock price is:

•

between two stock price amounts on the table or the effective date of the Fundamental Change is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	more than $12.39 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $5.16 per share (subject to adjustment), no additional shares will be issued upon conversion.

Despite the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 193.9403 per $1,000 principal amount of new notes, subject to adjustment in the same manner and for the same events as the conversion rate as set forth under “—Conversion of Notes—Anti-Dilution Adjustments.”

Any questions regarding the procedures for tendering in the exchange offer and requests for assistance in tendering your old notes, or requests for additional copies of this supplement, the offering memorandum or the letter of transmittal should be directed to the information agent as set forth below:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call (212) 440-9800

All others call Toll-Free (866)-541-3547

2